SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UDEMY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock and Stock Appreciation Rights Covering Common Stock, $0.00001 par value

(Title of Class of Securities)

902685106

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Gregg Coccari

President and Chief Executive Officer

Udemy, Inc.

600 Harrison Street, 3rd Floor

San Francisco, California 94107

Telephone: (415) 813-1710

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Tony Jeffries Yoichiro Taku Lianna Whittleton Christina Poulsen Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Ken Hirschman Sarah Tian Udemy, Inc. 600 Harrison Street, 3rd Floor San Francisco, California 94107 (415) 813-1710

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Udemy, Inc., a Delaware corporation (“Udemy” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 7,373,532 shares of the Company’s common stock and certain stock appreciation rights covering up to an aggregate of 22,655 shares of the Company’s common stock, whether vested or unvested, granted under the Plan (as defined below), including any respective sub plans thereunder, with an exercise price per share equal to or greater than $11.13, except as otherwise described in the Offer to Exchange (the “Eligible Awards”).

These Eligible Awards may be exchanged for new restricted stock units (“New RSUs”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Awards for New RSUs dated July 11, 2022 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Launch Email to All Eligible Participants from Ken Hirschman, dated July 11, 2022, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Form, attached hereto as Exhibit (a)(1)(C). The following disclosure materials were also made available to Eligible Participants: (I) the Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer, attached hereto as Exhibit (a)(1)(D), (II) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(E), (III) Form of Notice Email Announcing Final Offer Terms, attached hereto as Exhibit (a)(1)(F), (IV) the Form of Notice Email Announcing Expiration of Offer to Exchange Certain Outstanding Awards for New RSUs, attached hereto as Exhibit (a)(1)(G), (V) the Screenshots of the Company’s Offer Website, attached hereto as Exhibit (a)(1)(H), and (VI) the Employee Education Presentation, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Participant” refers to an active employee of Udemy or any of its subsidiaries (including our executive officers) who remain employed by Udemy through the date the Exchange Offer expires, and an employee of a professional employer organization who provides services to Udemy or any of its subsidiaries who continues to provide such services through the date the Exchange Offer expires.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Udemy, Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 600 Harrison Street, 3rd Floor, San Francisco, California 94107, and the telephone number at that address is (415) 813-1710. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Udemy” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Awards. The actual number of shares of common stock subject to the awards of restricted stock units to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options and stock appreciation rights tendered by Eligible Participants and accepted for exchange and canceled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Number of New RSUs; Expiration Date,” “6. Acceptance of options and stock appreciation rights for exchange and issuance of New RSUs,” and “9. Source and amount of consideration; terms of New RSUs” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of Shares underlying the options and stock appreciation rights” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of New RSUs; Expiration Date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange Eligible Awards,” “5. Withdrawal rights and change of election,” “6. Acceptance of options and stock appreciation rights for exchange and issuance of New RSUs,” “7. Conditions of the offer,” “8. Price range of shares underlying the options and stock appreciation rights,” “9. Source and amount of consideration; terms of New RSUs,” “12. Status of options and stock appreciation rights acquired by us in the offer; accounting consequences of the offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Material income tax consequences and certain other considerations for Eligible Participants who reside outside the U.S.,” “16. Extension of offer; termination; amendment” and Schedules B through J attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options and stock appreciation rights” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options and stock appreciation rights” is incorporated herein by reference. The Company’s 2021 Equity Incentive Plan (the “2021 Plan”) and forms of agreements thereunder and forms of agreements thereunder, the 2010 Equity Incentive Plan (as amended, the “2010 Plan”) and forms of agreements thereunder attached hereto as Exhibits (d)(1) and (d)(2), respectively, are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options and stock appreciation rights for exchange and issuance of New RSUs” and “12. Status of options and stock appreciation rights acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the offer” and “9. Source and amount of consideration; terms of New RSUs” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of New RSUs” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options and stock appreciation rights” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options and stock appreciation rights” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning Udemy,” “18. Additional information” and “19. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options and stock appreciation rights” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Awards for New RSUs, dated July 11, 2022.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Form.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Notice Email Announcing Final Offer Terms.

(a)(1)(G)	Form of Expiration Notice Email.

(a)(1)(H)	Screenshots from Offer Website.

(a)(1)(I)	Employee Education Presentation.

(b)	Not applicable.

(d)(1)	2021 Equity Incentive Plan of Udemy, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit 10.3 to Udemy’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 5, 2021).

(d)(2)	2010 Equity Incentive Plan of Udemy, Inc., as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.2 to Udemy’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 5, 2021).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

UDEMY, INC.

/s/ Gregg Coccari
Gregg Coccari
President and Chief Executive Officer

Date: July 11, 2022

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Awards for RSUs, dated July 11, 2022.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Form.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Notice Email Announcing Final Offer Terms.

(a)(1)(G)	Form of Expiration Notice Email.

(a)(1)(H)	Screenshots from Offer Website.

(a)(1)(I)	Employee Education Presentation

(b)	Not applicable.

(d)(1)	2021 Equity Incentive Plan of Udemy, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit 10.3 to Udemy’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 5, 2021).

(d)(2)	2010 Equity Incentive Plan of Udemy, Inc., as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.2 to Udemy’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 5, 2021).

(g)	Not applicable.

(h)	Not applicable.